FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 15, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 15, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

First Quarter Earnings Call

(Vancouver, Canada) May 15th, 2007 – Norsat International will hold its first quarter earnings call today at 10 am PDT (1 pm EST).

First Quarter Earnings Call

What:

Dr. Amiee Chan will host a conference call at today to discuss first quarter results.

When:              10:00 a.m. (Pacific Time) today.

Where:

Interested parties may dial in at +1.800.525.6384 (or +1.780.409.1668). The conference ID number will be 7795527.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

For further information or to RSVP, please contact

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com